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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.
1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.
March 14, 2005
	By:	/s/ SYLVAIN AUBRY Sylvain Aubry Corporate Secretary

PRESS RELEASE

Couche-Tard announces a share split
of its Class A and Class B shares

ATD.MV.A, ATD.SV.B / TSX

Laval, March 8, 2005 — Alimentation Couche-Tard Inc. ("Couche-Tard") announces that it has received the regulatory approval for the split of its class A multiple voting shares (Symbol: ATD.MV.A) (the "Class A Shares") and the class B subordinate voting shares (Symbol: ATD.SV.B) (the "Class B Shares") which will be posted for trading at the opening of business on Wednesday, March 16, 2005 on a two-for-one split basis. The subdivision will be effected by issuing on or about March 24, 2005 to Class A and Class B shareholders of record as of the close of business on March 18, 2005 their respective certificate for one additional Class A and Class B Share, respectively for each Class A and Class B Share held as of such record date.

The Class A and Class B Shares will commence trading on an split basis at the opening of business on Wednesday, March 16, 2005 and therefore, such shares will open at a price that should be approximately half of the closing price of March 15, 2005.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. Couche-Tard currently operates a network of 4,796 convenience stores, 2,975 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 American states. Approximately 34,000 people work at Couche-Tard's executive offices and throughout the network.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
 Richard Fortin, Executive Vice-President and Chief Financial Officer
Alimentation Couche-Tard Inc.
Tel: (450) 662-3272
 info@couche-tard.qc.ca
www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.

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SIGNATURES
PRESS RELEASE